

March 1, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.900% Senior Notes due 2052 of Aon Corporation and Aon Global Holdings plc, guaranteed by Aon plc and Aon Global Limited, under the Exchange Act of 1934.

Sincerely,